

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 43582

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/11___ AND ENDING ___12/31/11___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John Hancock Funds, LLC

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

601 Congress Street
(No. and Street)

Boston	MA	02210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Declan O'Beirne   (617) 572-7205
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name - if individual, state last, first, middle name)

200 Clarendon Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

FEB 2 9 2012

REGISTRATIONS BRANCH
04

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Declan O'Beirne__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __John Hancock Funds, LLC__ , as of __December 31__ , 20__11__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__Chief Financial Officer__
Title

_____
Notary Public
2-27-12

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

John Hancock Funds, LLC

Financial Statements and Supplemental Information

Year Ended December 31, 2011

Contents

 **ERNST & YOUNG**

Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
John Hancock Funds, LLC

We have audited the accompanying statement of financial condition of John Hancock Funds, LLC (the Company) as of December 31, 2011, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John Hancock Funds, LLC at December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst + Young LLP

February 27, 2012

A member firm of Ernst & Young Global Limited

John Hancock Funds, LLC

Statement of Financial Condition

December 31, 2011
(In thousands except share amounts)

Assets

Cash and cash equivalents	$ 44,588
Commissions and distribution fees receivable	2,287
Due from affiliated companies	2,354
Deferred selling commissions	27,836
Office equipment, net	433
Prepaid expenses	421
Intangible asset, net	11,700
Other assets	148
Total assets	$ 89,767

Liabilities and member's equity

Accounts payable and accrued expenses	$ 6,261
Cash overdraft	238
Commissions and distribution expenses payable	5,666
Accrued compensation	7,082
Due to affiliated companies	13,744
Deferred income taxes, net	11,448
Accrued pension cost	4,495
Total liabilities	48,934

Member's equity:

Common stock, par value $1.00 per share; authorized and outstanding, 1,000 shares	1
Additional paid-in capital	425,151
Accumulated other comprehensive income:	
Foreign currency translation adjustments	(15)
Accumulated deficit	(384,304)
Total member's equity	40,833
Total liabilities and member's equity	$ 89,767

See accompanying notes which are an integral part of these financial statements.

John Hancock Funds, LLC

Statement of Operations

Year Ended December 31, 2011
(In thousands)

Revenues	
Selling commissions	$ 44,466
Fees earned pursuant to Rule 12b-1 distribution plans	118,088
Dividends, interest and other	536
Total revenues	163,090
Expenses	
Selling commissions	57,654
Distribution expenses	84,831
Other selling, general and administrative expenses	95,440
Marketing support expenses	18,277
Parent company service fees	23,946
Total expenses	280,148
Loss before income tax benefit	(117,058)
Income tax benefit	40,872
Net loss	$ (76,186)

See accompanying notes which are an integral part of these financial statements.

John Hancock Funds, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2011
(In thousands)

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Member's Equity
Balance at January 1, 2011	$ 1	$ 364,151	$ (14)	$ (308,118)	$ 56,020
Capital contribution	–	61,000	–	–	61,000
Net loss	–	–	–	(76,186)	(76,186)
Other comprehensive income (loss):					
Foreign currency translation adjustment	–	–	(1)	–	(1)
Comprehensive income (loss)	–	–	(1)	(76,186)	(76,187)
Balance at December 31, 2011	$ 1	$ 425,151	$ (15)	$ (384,304)	$ 40,833

See accompanying notes which are an integral part of these financial statements.

John Hancock Funds, LLC

Statement of Cash Flows

Year Ended December 31, 2011
(In thousands)

Operating activities	
Net loss	$ (76,186)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	21,910
Deferred income taxes, net	(300)
Realized gain on sale of investment	(1)
Change in operating assets and liabilities:	
Commissions and distribution fees receivable	835
Due to/from affiliated companies	3,137
Deferred selling commissions, excluding amortization	(21,676)
Prepaid expenses	360
Other assets	487
Accounts payable, accrued expenses and accrued compensation	2,717
Cash overdraft	(299)
Commissions and distribution expenses payable	19
Accrued pension cost	973
Net cash used in operating activities	(68,024)
Investing activity	
Proceeds on sale of investments	4
Net cash provided by investing activity	4
Financing activity	
Capital contributed by John Hancock Advisers, LLC	61,000
Net cash provided by financing activity	61,000
Net decrease in cash and cash equivalents	(7,020)
Cash and cash equivalents at beginning of year	51,608
Cash and cash equivalents at end of year	$ 44,588
Supplemental cash flows disclosures:	
Income tax benefits received from parent company	$ 41,391

See accompanying notes which are an integral part of these financial statements.

John Hancock Funds, LLC

Notes to Financial Statements

December 31, 2011

1. Organization and Description of Business

John Hancock Funds, LLC (the Company) is a registered broker/dealer under the Securities Exchange Act of 1934 (the Act). The Company was incorporated in the State of Delaware on January 19, 1991 and is a wholly-owned subsidiary of John Hancock Advisers, LLC (Advisers). Advisers is a wholly-owned subsidiary of The Berkeley Financial Group, LLC (the Berkeley Group), a wholly-owned subsidiary of John Hancock Subsidiaries, LLC (Subsidiaries), which is in turn, a wholly-owned subsidiary of John Hancock Life Insurance Company (U.S.A.) (JHUSA) which is in turn a wholly-owned subsidiary of Manufacturers Investment Corporation (MIC) which in turn is a subsidiary of Manulife.

On December 31, 2009, John Hancock, which was a wholly-owned subsidiary of John Hancock Holdings, LLC, (JHHLLC), merged with and into Manufacturers Investment Corporation (MIC). As a result of the merger, John Hancock ceased to exist and the Company's property and obligations became the property and obligations of MIC.

The Company is a member of the Securities Investor Protection Corporation (SIPC) through which customer accounts are protected in the event of the firm's insolvency up to $500,000; including a maximum of $250,000 for free cash balances. The Company does not open customer accounts or effect customer transactions and does not accept any customer funds or securities for deposit into any of the Company's accounts. The Company is a member of SIPC as a requirement of its membership in the Municipal Securities Rulemaking Board.

The Company serves as the wholesale distributor and/or underwriter throughout the United States for the registered investment companies (the Funds) managed by the Berkeley Group.

2. Summary of Significant Accounting Policies

Use of Estimates

The process of preparing financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses and disclosures.S uch estimates primarily relate to unsettled transactions, deferred taxation, impairment of long lived and intangible assets and events as of the date of the financial statements and during the reporting period. Accordingly, upon settlement, actual results may differ from those estimated amounts.

2. Summary of Significant Accounting Policies (continued)

Fair Values of Financial Instruments

The carrying amounts of the financial instruments in the accompanying statement of financial condition approximate fair value.

Cash and Cash Equivalents

The Company considers all highly liquid debt investments, with an initial maturity of less than three months and investments in money market registered investment companies to be cash equivalents.I nvestments included in cash and cash equivalents are recorded at net asset value.At times, cash and cash equivalents may exceed the insurance limits of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by investing in or through major financial institutions.

Deferred Selling Commissions

The Company pays a selling commission to the selling broker/dealer for sales of the Funds' Class B and C shares, which also carry Contingent Deferred Sales Charges (CDSC). B-Share selling commissions are capitalized as deferred selling commissions, and are amortized on a straight-line basis over periods not exceeding six years. C-Share selling commissions are capitalized as deferred selling commissions, and are amortized on a straight-line basis over a period not to exceed one year. The amortization periods are intended to approximate the period of time expected to be benefited, that is the period during which fees earned pursuant to Rule 12b-1 distribution plans are received from the Funds and CDSC payments are received from shareholders of the Funds. Upon receipt of CDSC payments, the Company records additional amortization to arrive at an estimate of the remaining unamortized deferred selling commission applicable to the shares redeemed.

Revenue Recognition

Selling commissions revenue, including CDSC commissions, are recorded on the trade date. Fees earned pursuant to Rule 12b-1 distribution plans are recorded in the period in which the service is rendered (See Note 3). Dividend income is recognized on ex-dividend date, and interest income is recognized on an accrual basis.

John Hancock Funds, LLC

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurements

Accounting Standards Codification ("ASC") 820-10 established a three-tier hierarchy for measuring fair value and requires additional disclosure about the classification of fair value measurements.

Various inputs are used in determining the value of the Company's investments. These inputs are summarized in three broad levels. Level 1 includes quoted prices in active markets for identical securities. Level 2 includes other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds and credit risk). Level 3 includes significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments). The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of December 31, 2011 in valuing the Company's investments, the majority of which are included in cash and cash equivalents.

Valuation Inputs	Investments in Securities
	(In thousands)
Level 1	$ 44,570
Level 2	–
Level 3	–
Total	$ 44,570

Office Equipment

Furniture and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, which range from three to seven years. Costs associated with the development of new computer software systems or significant enhancements to existing systems are capitalized and amortized over three years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives or the term of the lease. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures for renewals and improvements that significantly add to productive capacity or extend the useful life of an asset are capitalized. Upon retirement or sale, the asset cost and related accumulated depreciation are removed from the accounts, and any gain or loss is credited to or charged against income.

John Hancock Funds, LLC

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Intangible Asset

Intangible asset represents the Company's distribution network of sales agents and producers responsible for procuring business. As result of the acquisition of John Hancock by Manulife Financial Corporation (Manulife) in 2004, $16,900,000 was initially recognized as the estimated fair value of the distribution networks. Management has determined that this intangible asset has a definite life estimated to be 28 years. Accordingly, this intangible asset is amortized over that period in an amount that reflects the pattern of economic benefit to be derived from the use of the distribution network.

Management periodically evaluates the remaining useful life and carrying value of the intangible asset to determine whether events and circumstances indicate that a change in the useful life or impairment in value may have occurred. Should there be an indication of a change in the useful life or impairment in value, management compares the carrying value of the asset and its related useful life to the projected undiscounted cash flows expected to be generated from the underlying asset over its remaining useful life to determine whether impairment has occurred. If the carrying value of the asset exceeds the undiscounted cash flows, the asset is written down to its fair value determined using discounted cash flows. There was no indication of impairment for the current year.

Foreign Currency Translation

For expenses paid for which functional currency is the local foreign currency, statement of financial condition accounts are translated at exchange rates in effect at the end of the year and income statement accounts are translated at average rates for the year. Translation gains and losses are included as a separate component of member's equity. The Company recorded ($15,000) in foreign currency translation losses at December 31, 2011. This amount was recorded as a separate component of accumulated other comprehensive income on the statement of financial condition.

Income Taxes

The operations of the Company are included with those of Subsidiaries in the filing of a consolidated Federal income tax return. The Company has computed its income tax provision on a separate-entity basis using the liability method in accordance with ASC 740-10,*Acc ounting for Income Taxes.*

9

John Hancock Funds, LLC

Notes to Financial Statements (continued)

3. Related-Party Matters

The financial statements have been prepared from the records maintained by the Company, which include allocations of certain expenses by John Hancock and Manulife and are not necessarily indicative of the financial conditions or results of operations that would have occurred if the Company had been operating as an unaffiliated corporation.

Distribution Agreements

As the wholesale distributor and/or underwriter for the Funds managed by the Berkeley Group, the Company has distribution agreements with the Funds pursuant to which the Company earns selling commissions by making the Funds available to broker/dealers unrelated to John Hancock and to registered representatives of Signator Investors, Inc, (Signator), an indirect wholly-owned subsidiary of John Hancock. The Company reimburses Signator for certain marketing expenses. These expenses totaled $431,000 for the year ended December 31, 2011 and are included in other selling, general and administrative expenses on the statement of operations.

Rule 12b-1 Distribution Plans

The Company receives payments from Rule 12b-1 distribution plans adopted by certain Funds pursuant to Rule 12b-1 of the Investment Company Act of 1940, as amended. These plans are subject to annual review and approval by the independent trustees of each of the Funds. Under the terms of the distribution plans, each Fund makes monthly payments (fees earned pursuant to Rule 12b-1 distribution plans) which will not exceed the lesser of a set percentage of each Fund's average daily net assets on an annual basis or the pro rata share of the Company's costs of distribution incurred on behalf of each Fund. Commissions and distribution fees receivable at December 31, 2011 includes $2,099,000 of Rule 12b-1 service fee revenue due from the Funds. In addition, the Company incurs and pays John Hancock Distributors LLC (Distributors) Rule 12b-1 distribution fees for distributing certain funds on behalf of the Company. Rule 12b-1 distribution fees incurred and paid to Distributors amounted to $19,681,000 for the year ended December 31, 2011 and are included in distribution expenses.

Distribution Plan Service Agreement

The Company has entered into a Distribution Plan Service Agreement with Signator under which the Company pays Signator selling commissions and distribution expenses for selling certain Funds. The Company incurred and paid selling commissions of $3,686,000 and distribution expenses of $3,974,000 for the year ended December 31, 2011 in connection with this agreement. Due to affiliated companies payable at December 31, 2011 includes $344,000 of combined selling commissions and Rule 12b-1 service fees due to Signator.

Notes to Financial Statements (continued)

3. Related-Party Matters (continued)

Capital Contribution

For the year ended December 31, 2011, the Company received a cash capital contribution of $61,000,000 from Advisers.

Due From/To Affiliated Companies

Due from affiliated companies at December 31, 2011 included reimbursement for taxes and certain expenses paid by the Company on behalf of Advisers, Manulife Asset Management (U.S.) LLC (MAM (US) LLC), Manulife Investment Company and John Hancock Signature Services, Inc. (Signature Services). MAM (US) LLC is an indirectly, wholly-owned subsidiary of John Hancock.

Due to affiliated companies at December 31, 2011 includes 12b-1 fee expenses, broker support expenses, payroll related expenses and other administrative expenses paid on behalf of the Company by John Hancock Distributors LLC, Signator, JHUSA and Manulife. JHUSA is an indirect, wholly-owned subsidiary of Manulife.

Other Related-Party Matters

The Company received approximately $41,379,000 in Federal tax benefits from JHUSA and Advisers for 2011. The Company received approximately $12,000 in state tax benefits from Advisers in 2011.

The Company leases office space from JHUSA as a tenant-at-will based on the percentage of floor space occupied by the Company in relation to the total floor space occupied by JHUSA. Rent expense amounted to $2,872,000 for the year ended December 31, 2011.

The Company pays a parent company service fee to Manulife and JHUSA for certain Company expenses paid by those entities on behalf of the Company. The Company also pays JHUSA for certain insurance coverage.

As more fully described in Note 9, the Company participates in a defined benefit pension plan, a non-qualified pension plan, and a defined benefit post-retirement plan sponsored by JHUSA. The Company also participates in a defined contribution plan and a deferred compensation plan sponsored by JHUSA.

3. Related-Party Matters (continued)

Certain directors and officers of the Company are officers, directors and/or trustees of Advisers, Signator, Signature Services, MAM (US) LLC, the Berkeley Group, the Funds and/or officers of John Hancock and Manulife.

4. Deferred Selling Commissions

The rollforward of deferred selling commissions as of December 31 are as follows:

	2011
	(In thousands)
Balance at January 1	$ 26,064
Additions	21,676
Amortization	(19,904)
Balance at December 31	$ 27,836

5. Office Equipment

Office equipment is comprised of the following as of December 31:

	2011
	(In thousands)
Office equipment and computer software	$ 6,484
Less accumulated depreciation and amortization	(6,051)
	$ 433

Depreciation and amortization expense for the year ended December 31, 2011 amounted to $822,000 and is included in other selling, general and administrative expenses in the statement of operations.

6. Intangible Asset

In 2004, the Company recorded an intangible asset for its distribution networks in the amount of $16,900,000 which resulted from Manulife's acquisition of John Hancock.

Notes to Financial Statements (continued)

6. Intangible Asset (continued)

The intangible asset at December 31 was as follows:

	2011
	(In thousands)
Intangible asset	$16,900
Less: accumulated amortization	(5,200)
Balance at December 31	$11,700

Amortization expense for the year ended December 31, 2011 amounted to $1,184,000 and is included in other selling, general and administrative expenses in the statement of operations.

The estimated future amortization expense for this amortizable intangible asset for the next five years is as follows, in thousands:

Year ending December 31,	2012	$ 1,284
	2013	1,369
	2014	1,442
	2015	1,234
	2016	1,057

7. Income Taxes

The reconciliation of the income tax benefit attributable to operations was computed at the U.S. Federal statutory tax rates to the income tax benefit recorded on the statement of operations is as follows:

	Year Ended December 31 2011
	(In thousands)
Tax at U.S. statutory rates	$ 40,970
State income tax benefit, net of Federal tax expense	8
Nondeductible expenses including meals and entertainment	(481)
Other	375
	$ 40,872

7. Income Taxes (continued)

Significant components of income tax (expense) benefit are as follows:

	Year Ended December 31 2011
	(In thousands)
Current:	
Federal	$ 40,560
State	12
Total current	40,572
Deferred:	
Federal	300
State	–
Total deferred	300
	$ 40,872

Significant components of the Company's recognized gross deferred tax liabilities and assets are as follows as of December 31:

	2011
	(In thousands)
Deferred tax assets:	
Pension obligation	$ 1,574
Deferred compensation	41
Book over tax depreciation	5
Severance	729
Other	40
Total deferred tax assets	2,389
Deferred tax liabilities:	
Deferred selling commissions	$ (9,742)
Acquired acquisition costs	(4,095)
Total deferred tax liabilities	(13,837)
Net deferred tax liabilities	$ (11,448)

7. Income Taxes (continued)

As a result of the implementation of ASC 740-10-50, *Accounting for Uncertainty in Income Taxes,* the Company did not recognize any increase or decrease in its liability for unrecognized tax benefits.

A reconciliation of the beginning and ending amount of unrecognized tax benefits as of December 31 is as follows:

	2011
	(In thousands)
Balance as of January 1, 2011	$ 501
Additions for tax positions for prior years	12
Reductions for tax positions related to prior year	(513)
Balance as of December 31, 2011	$ –

The Company's common parent John Hancock Financial Corporation (formerly known as John Hancock Holdings Delaware LLC "JHHLLC") merged into Manulife Holdings Delaware LLC ("MHDLLC") resulting in a new combined group for 2010. The returns for the new combined group have not yet been examined.

For the legacy JHHLLC prior to 2010, the IRS has completed its examinations for years 1997 through 2001 and issued staturory notices of deficiency. The Company's common parent filed a petition in U.S. Tax Court contesting the statutory notice of deficiencies. The U.S. Tax Court trial was completed in 2011 with post trial briefs due in 2012. These years will remain open until the case in U. S. Tax Court is settled. For years, 2002-2006, the Company's common parent has filed a protest with the IRS Appeals Division and the appeals process continues. Returns for all other subsequent years have not been examined.

Management has reserved for potential adjustments to the provision for income taxes that may result from examinations by, or any negotiated agreements with, these tax authorities. Management believes that the final outcome of these examinations or agreements will not have a material affect on the results of operations. If events occur which indicate payment of these amounts is unnecessary, the reversal of the liabilities would result in the recognition of tax benefits in the period it is determined the liabilities are no longer necessary. If management's estimates of the federal and state income tax liabilities are less than the ultimate assessment, a further charge to expense would result.

7. Income Taxes (continued)

The Company recognizes interest accrued related to unrecognized tax benefits in interest and penalties expense in "Other selling, general and administrative expense." During the year ended December 31, 2011 the Company recorded ($71,000) of such interest expense (benefit) which is included in other selling, general and admnistrative expenses on the statement of operations.

8. Net Capital

Effective October 1, 2010, the Company received approval from the Financial Industry Regulatory Authorithy to adopt the alternative method of computing net capital.

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain minimum net capital, as defined. The amount of net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011 the Company had net capital, as defined, of $8,498,000. The minimum net capital requirement at December 31, 2011 was $250,000.

9. Employee Benefit Plans

All full-time employees of the Company participate in a defined benefit pension plan (the Plan) sponsored by John Hancock. On January 1, 2002 the Plan was converted to a cash balance plan. At December 31, 2010, the accrued pension cost of the Plan of $1,259,000 was transferred to the Company's indirect parent company Manufacturers Investment Corporation (MIC) and treated as a non cash capital contribution to paid in capital in the statement of financial condition. For the year ended December 31, 2011, John Hancock did not allocate any pension expense to the Company for the Plan. Information reflecting the components of net periodic pension cost, the actuarial present value of the benefit obligations and the funded status attributable to the Company's employees is not segregated within the Plan.

The Company participates in the John Hancock non-qualified pension plan (the Non-Qualified Plan). The Non-Qualified Plan is unfunded and provides certain management employees with defined pension benefits in excess of limits imposed by Federal tax law and the Plan sponsored by John Hancock. For the year ended December 31, 2011, John Hancock allocated pension expense to the Company for the Non-Qualified Plan which is included in other selling, general and administrative expenses in the statement of operations. Accrued costs related to the Non-Qualified Plan of $9,971,000 at December 31, 2010 was transferred to the Company's indirect parent company Manufacturers Investment Corporation (MIC) and treated as a non cash capital contribution to paid in capital in the statement of financial condition. Information reflecting the accumulated plan benefits and plan net assets available for benefits attributable to Company employees are not segregated within the Non-Qualified Plan.

9. Employee Benefit Plans (continued)

The Company participates in a new non-qualified defined contribution pension plan maintained by John Hancock, which was established as of January 1, 2008 with participant directed investment options. Accrued costs related to the new non-qualified defined contribution pension plan of $4,495,000 at December 31, 2011 are included in accrued pension cost in the statement of financial condition. The expense for the new plan was $1,025,000 for the year ended December 31, 2011 and is included in other selling selling, general and adminstrative expenses in the statement of operations. The prior plan was frozen except for grandfathered participants as of January 1, 2008, and the benefits accrued under the prior plan continue to be subject to the prior plan provisions.

The Company participates in a defined benefit post-retirement plan (the Post-Retirement Plan) sponsored by John Hancock which provides medical, dental and life insurance benefits to employees with more than fifteen years of service. The Post-Retirement Plan is unfunded. For the year ended December 31, 2011, John Hancock allocated post-retirement expense to the Company for the Post-Retirement Plan. Accrued post-retirement benefit costs of $677,000 at December 31, 2010 was transferred to the Company's indirect parent company Manufacturers Investment Corporation (MIC) and treated as a non cash capital contribution to paid in capital in the statement of financial condition. Information reflecting the components of net periodic post-retirement benefit cost and the actuarial present value of the benefit obligations attributable to the Company's employees is not segregated within the Post-Retirement Plan.

Employees of the Company with more than six months of service may participate in a defined contribution savings plan, the Investment-Incentive Plan for the Employees of John Hancock. The Company may make a discretionary matching contribution equal to a percentage of the elective deferrals of each participant. The Company has made elective matching contributions of 4% of the elective deferrals of each participant for the year ended December 31, 2011 which is included in other selling, general and administrative expenses in the statement of operations.

Through April 28, 2004, certain employees of the Company also were eligible to participate in the John Hancock 1999 Long-Term Stock Incentive Plan, under which shares and options to purchase shares of John Hancock common stock are granted. The exercise price of options is equal to fair market value at the date of the grant. As a result of the merger with Manulife all unvested stock options as of the date of the announcement of the merger on September 28, 2003,

9. Employee Benefit Plans (continued)

vested immediately prior to the closing date and were exchanged for Manulife options. Subsequent to the merger, the Company continues to incur compensation expense related to stock compensation issued by Manulife. The Company did not incur any compensation expense related to stock compensation for the year ended December 31, 2011.

Since January 1, 2006, employees of the Company have participated in the Global Stock Ownership Plan (GSOP). Under GSOP, employees can purchase shares of Manulife common stock through Manulife and receive a 25% matching contribution up to certain dollar limits. The Company has made elective matching contributions for each participant for the year ended December 31, 2011 which is included in other selling, general and administrative expenses in the statement of operations.

10. Contingencies

The Company is involved in certain legal proceedings which arise in the normal course of business. Management believes the outcome of pending litigation will not have a material adverse effect on the Company.

11. Lease Commitments

The Company has entered into operating leases with unrelated parties for office space.

Minimum payments required under the leases are as follows (in thousands):

		Office Space
Year ending December 31,	2012	$ 87
	2013	6
	2014	–
	2015	–
	2016	–
	Thereafter	–
		$ 93

Related rent expense for the year ended December 31, 2011 was $347,000.

12. Subsequent Events

The management of John Hancock Funds, LLC has evaluated subsequent events through February 27, 2012, the date the financial statements were available to be issued, and determined that no events have occurred that requires disclosure.

Supplemental Information

John Hancock Funds, LLC

Schedule I—Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2011

	(In thousands)
Computation of net capital	
Total member's equity (from statement of financial condition)	$ 40,833
Allowable credits:	
Deferred taxes	11,448
Total capital and allowable credits	52,281
Deductions and/or charges:	
Nonallowable assets:	
Due from affiliated companies	2,354
Deferred selling commissions	27,836
Office equipment, net	433
Prepaid expenses	421
Intangible assets	11,700
Other assets	148
Total nonallowable assets	42,892
Net capital before haircuts on securities positions	9,389
Haircuts on securities:	
Investment in money market fund	891
Total haircuts on securities	891
Net capital	$ 8,498
Computation of alternate net capital requirement	
Minimum net capital required (2% of aggregate debit item pursuant to Rule 15c3-3)	$ –
Minimum dollar net capital requirement	$ 250
Net capital requirement (greater of above amounts)	$ 250
Excess net capital over requirement	$ 8,248

There are no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form x-17a-5, Part II A filing as of December 31, 2011.

John Hancock Funds, LLC

Schedule II–Statement Regarding Sec Rule 15c3-3

December 31, 2011

The Company has claimed an exemption from Rule 15c3-3 under the provision of paragraph (k) (1) of the Rule at December 31, 2011.

Supplementary Report



Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
John Hancock Funds, LLC

In planning and performing our audit of the financial statements of John Hancock Funds, LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A member firm of Ernst & Young Global Limited



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2012

2



≡¶ ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
125

Report of Independent Accountants on Applying Agreed-Upon Procedures

Board of Directors
John Hancock Funds, LLC

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of John Hancock Funds, LLC (the "Company") the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the year ended December 31, 2011. The Company's management is responsible for Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries in management's general ledger and cash wire system.

    Procedure completed without exception.

2. Compared the amounts reported on management's SIPC revenue breakdown worksheet derived from the FOCUS reports and amended FOCUS reports for the fiscal period from January 1, 2011 through December 31, 2011 with the amounts reported in Form SIPC-7T for the fiscal period from January 1, 2011 through December 31, 2011 covered by the Form SIPC-7T.

    Procedure completed without exception.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers included as part of management's SIPC revenue breakdown worksheet.

    Procedure completed without exception.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments.

    Procedure completed without exception.

A member firm of Ernst & Young Global Limited


ERNST & YOUNG

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period from January 1, 2011 through December 31, 2011. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Board of Directors and management of the Company, SIPC, the Securities and Exchange Commission, and the Financial Industry Regulatory Authority and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2012


the future is yours

February 27, 2012

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

In connection with your agreed-upon procedures engagement relating to evaluating John Hancock Funds, LLC (the "Company") Schedule of Assessment and Payments Transitional Assessment Reconciliation (Form SIPC-7T) (the "Assessment") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011 we recognize that obtaining representations from us concerning the information contained in this letter is a significant procedure in enabling you to perform the specified procedures. Accordingly, we make the following representations with respect to the Assessment, which are true to the best of our knowledge and belief.

We acknowledge that, as members of management of the Company we are responsible for Form SIPC-7T and the Assessment. We are also responsible for selecting the criteria against which the Assessment should be measured and for determining that such criteria are appropriate for our purposes.

We have made available to you all records related to the Assessment and the agreed-upon procedures.

No events or transactions have occurred since December 31, 2011 or are pending that would have an effect on the Assessment.

We are not aware of any capital lease, material cooperative arrangement or other business relationship between the Company and Ernst & Young LLP or any other member firm of the global Ernst & Young organization.

We are not aware of any reason that Ernst & Young LLP would not be considered to be independent.

We understand that your agreed-upon procedures engagement was conducted in accordance with standards established by the American Institute of Certified Public Accountants. We understand that an agreed-upon procedures engagement is substantially less in scope than an examination, the objective of which is the expression of an opinion on the Assessment. We also understand that the sufficiency of the procedures performed is solely the responsibility of the specified users of the report.

Very truly yours,

Jeff Long
Business Unit Chief Financial Officer

Declan O'Beirne
Entity Level Chief Financial Officer

Keith Hartstein
President and Chief Executive Officer

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

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SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
125

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

John Hancock Funds, LLC
Year Ended December 31, 2011
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

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